EXHIBIT 99.6

Recent Developments

In British Columbia Teachers’ Federation v. British Columbia [2016 SCC 49], a November 10, 2016 decision of the Supreme Court of Canada (the “SCC Decision”), the majority of the Supreme Court of Canada (the “SCC”) held that certain sections of the Education Improvement Act, S.B.C. 2012, c. 3 (“Bill 22”) enacted by the Province were unconstitutional, and essentially ordered the Province to immediately reinstate into the collective agreement (the “Collective Agreement”) between the British Columbia Public School Employers’ Association (the “BCPSEA”) and the British Columbia Teachers’ Federation (the “BCTF”) certain terms and conditions (including in relation to class size and composition) that were rescinded by Bill 22.

The Collective Agreement, anticipating the outcome of the SCC Decision, now requires the BCPSEA and the BCTF to reopen certain provisions of the Collective Agreement relevant to the SCC Decision, using as a starting point for such negotiations the terms and conditions required by the SCC Decision to be reinstated in the Collective Agreement.  It is not possible at this time to accurately determine the impact that the SCC Decision will have on the financial position of the Province, as such impact will depend on the negotiated agreement between the BCPSEA and the BCTF with respect to the reopened terms and conditions of the Collective Agreement. The Province believes any costs that may arise as a result will be accommodated within its balanced budget framework.